                                                                    EXHIBIT 99.1
                                                                November 1, 2002

                              HANARO TELECOM, INC.

               RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING OF
                       EXTRAORDINARY SHAREHOLDERS MEETING


1. Date of the Resolution of Board of Directors                                    November 1, 2002

   - Presence of Outside Director(s)                         Present(No.)     4                   Absent(No.)     1

   - Presence of Auditor(s)                                                              Yes


2. Reason for Calling of Shareholders' Meeting                          Extraordinary Shareholders' Meeting


3. Scheduled Date of Shareholders' Meeting           Date                        December 23, 2002

                                                     Time                            10:00 A.M.


4. Scheduled Place of Shareholders' Meeting                  12/F Kukje Electronics Center Building 1445-3 Secho-dong
                                                             Secho-ku Seoul


5. Agenda and Major Issues                                   1. Approval of per share price of rights issue below par value
                                                             2. Approval of new rights issue
                                                             3. Approval of amendment of Articles of Incorporation
                                                             4. Appointment of director


6. Details of Resolution                                                        Approved as proposed


7. Others                                                                                -